EXHIBIT 99.2

(An exploration company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

This Management’s Discussion and Analysis (the “MD&A”) for Fury Gold Mines Limited (“Fury Gold” or the “Company”) should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes thereto for the three and nine months ended September 30, 2024. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts presented are expressed in thousands of Canadian dollars unless otherwise stated. Certain amounts presented in this MD&A have been rounded. The effective date of this MD&A is November 12, 2024.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	1

Section 1: Forward-looking statements and risk factors

Certain statements made in this MD&A contain forward-looking information within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). These forward-looking statements are presented for the purpose of assisting the Company’s securityholders and prospective investors in understanding management’s views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Specific forward-looking statements in this MD&A include, but are not limited to: the Company’s exploration plans and objectives and the timing and costs of these plans; future capital expenditures and requirements, and sources and timing of additional financing; the timing, costs and success of the Company’s exploration activities, estimates of the Company’s mineral resources; the realization of mineral resource estimates; any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; capital expenditures; the Company’s plans for its ownership interests in Dolly Varden Silver Corporation and Sirios Resources Inc. and the realization of carrying values of securities held for resale, and liabilities related to unused tax benefits or flow-through obligations; statements relating to the business, operations or prospects of the Company; and other events or conditions that may occur in the future.

The forward-looking statements contained in this MD&A represent the Company’s views only as of the date such statements were made and may change. Many assumptions are subject to risks and uncertainties, and so may prove to be incorrect, including the Company’s budget, including expected costs and the assumptions regarding market conditions and other factors upon which the Company has based its expenditure expectations; the Company’s ability to complete its planned exploration activities with its available working capital; the Company’s ability to raise additional capital to proceed with its exploration plans; the Company’s ability to obtain or renew the licences and permits necessary for exploration; the Company’s ability to obtain all necessary regulatory approvals, permits and licences for its planned exploration activities under governmental and other applicable regulatory regimes including the legally, mandated consultation process with affected First Nations; the Company’s ability to complete and successfully integrate acquisitions; the effects of climate change, extreme weather events, wildfires, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; the Company’s expectations regarding the demand for, and supply and price of, precious metals; the Company’s ability to recruit and retain qualified personnel; the Company’s resource estimates, and the assumptions upon which they are based; the Company’s ability to comply with current and future environmental, safety and other regulatory requirements.

The foregoing is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Readers should refer to the risks discussed herein and in the Company’s Annual Information Form (the “Annual Information Form”) for the year ended December 31, 2023, subsequent disclosure filings with the Canadian Securities Administrators, the Company’s annual report on Form 20-F for the year ended December 31, 2023 with the United States Securities and Exchange Commission (the “SEC”) on May 6, 2024 (the “2023 Form 20-F Annual Report”), and subsequent disclosure filings with the SEC, available on SEDAR+ at www.sedarplus.com and with the SEC at www.sec.gov, as applicable.

The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Readers are cautioned not to place heavy reliance on forward looking statements.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	2

Cautionary Note to Investors concerning Differences Between Canadian and United States Terminology About Estimates of Measured, Indicated, and Inferred Resource Estimates:

This MD&A uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, which are Canadian mining terms as defined in, and required to be disclosed in accordance with, National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on mineral resources and mineral reserves (“CIM Definition Standards”), adopted by the CIM Council, as amended. Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The SEC has adopted rules to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards. Readers are cautioned that despite efforts to harmonize U.S. mining disclosure rules with NI 43-101 and other international requirements, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined by CIM and used in NI 43-101, and there is no assurance that any mineral reserves or mineral resources that an owner or operator may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the owner or operator prepared the reserve or resource estimates under the standards of Regulation S-K 1300.

As a “foreign private issuer” under United States securities laws, the Company was previously eligible to file its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system. Consequently, the Company was not required to provide disclosure on its mineral properties under US Regulation S-K 1300 but rather provided disclosure under Canadian NI 43-101 and the Canadian Institute of Mining and Metallurgy (CIM) Standards. The Company has recently lost its eligibility to file its annual report on Form 40-F using Canadian standards due to the non-affiliate market capitalization of its public share float having a market value less than US$75 million. Consequently, the 2023 Form 20-F Annual Report filed by the Company with the SEC included disclosure on the Company’s material properties in accordance with the requirements of Regulation S-K 1300 which as noted above may materially differ from the requirements of NI 43-101 and the CIM Definition Standards.

There is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the Regulation S-K 1300. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.

The Company has no mineral reserves which require that the estimated resources be demonstrated to be economic in at least a pre-feasibility study. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” that the Company reports are or will be economically or legally mineable. Although in Canada, “inferred mineral resources” are subject to an expectation that there must be a reasonable probability of upgrading a majority of an inferred resource into a measured or indicated category, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See the heading “Resource Category (Classification) Definitions” in the 2023 Annual Information Form for a more detailed description of certain of the mining terms used in this MD&A.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	3

1.1 Qualified persons and technical disclosures

Bryan Atkinson. P.Geol., Senior Vice President, Exploration, and Valerie Doyon, P.Geo., Senior Project Geologist, of the Company are each a “qualified person” or “QP” under and for the purposes of NI 43-101 with respect to the technical disclosures in this MD&A in respect to the Committee Bay and Eau Claire projects respectively.

Section 2: Business overview

Fury Gold is a Canadian-focused gold exploration company strategically positioned in two prolific mining regions: the Eeyou Istchee James Bay Region of Quebec and the Kitikmeot Region in Nunavut. The Company’s vision is to deliver shareholder value by growing our multi-million-ounce gold portfolio through additional significant gold discoveries in Canada.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The Company’s registered and records office is located at 1055 West Georgia Street, Suite 1500, Vancouver, British Columbia, V6E 4N7, and the mailing address is 401 Bay Street, 16th Floor, Toronto, Ontario, M5H 2Y4.

At September 30, 2024, the Company had two principal projects, which are 100% owned: Eau Claire in Quebec and Committee Bay in Nunavut. The Company also acquired the 49.978% interest in the Eleonore South Joint Venture (“ESJV”) in February 2024, previously held by Newmont Corporation (“Newmont”) to now own a 100% of the project. Additionally, the Company holds a 17.19% common share equity interest in Dolly Varden Silver Corporation (Dolly Varden”) at September 30, 2024, which owns the Kitsault Valley project in British Columbia. The Company’s equity interests in Dolly Varden and UMS are accounted for as investments in associates meaning cost less a share of its losses and the carrying value does not reflect market value of these securities.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	4

Section 3: Q3 2024 highlights and subsequent events

3.1 Corporate highlights

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On June 27, 2024, the Company announced the voting results from its Annual General Meeting (“Meeting”) of Shareholders held on June 26, 2024. The Company confirmed that each director nominee listed in the Company’s management information circular (“Circular”) dated May 14, 2024 in connection with the Meeting, were re-elected as directors of the Company and Deloitte LLP, was re-appointed as the Company’s auditor.

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On June 13, 2024, the Company announced the closing of $5 Million financing announced on May 23, 2024. The Company issued 5,320,000 common shares of the Company that qualify as “flow-through shares” as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) (the “FT Shares”) at a price of C$0.94 per FT Share (the “Issue Price”) for total gross proceeds to the Company of C$5,000,800 (the “June 2024 Offering”).

3.2 Operational highlights

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On October 24, 2024, the Company announced the results from the summer exploration program at its 100% Committee Bay project in the Kitikmeot Region of Nunavut. The 2024 exploration program defined three drill ready shear zone hosted targets advanced through a combination of till sampling, rock sampling and geological mapping:

o	Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

o	Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

o	Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

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On October 7, 2024, the Company announced the discovery of high-grade lithium outcrop on the western claim block of its 100% owned Eleonore South project in the Eeyou Istchee Territory in the James Bay region of Quebec. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O. The Company’s focus remains on the gold prospectivity of the Eleonore South project. However, the announced lithium results provide additional exploration targets as the overall project is advanced.

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On September 9, 2024, the Company announced results from the diamond drilling program at the greenfield Serendipity Prospect on its wholly owned Eau Claire project in the Eeyou Istchee Territory in the James Bay region of Quebec. The Serendipity Prospect lies within the same prospective geological setting as the Company’s Percival Deposit. In total 3,871 metres (m) were drilled in 10 holes across five distinct targets at Serendipity. Drill hole 24SD-009 targeted a biogeochemical anomaly overlying the easterly extension of the structure controlling the mineralization at Serendipity and intercepted 12.16 g/t gold over 3.0 m (Figures 1 and 2, Table 1). Drill hole 24SD-002 targeted a biogeochemical anomaly at the hinge of an interpreted fold within volcanic stratigraphy and intercepted 5.27 g/t gold over 1.0 m. The two noted intercepts above are separated by over 2 kilometres (km) indicating the potential for a large mineralizing system at Serendipity. The Company is in the process of planning follow-up drilling at Serendipity for 2025.

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On June 28, 2024, the Company announced the filing of a NI43-101 Technical Report for the Increased Mineral Resource Estimate for the high-grade Eau Claire deposit as well as a Maiden Mineral Resource Estimate for the Percival deposit located in the Eeyou Istchee Territory of the James Bay region of Quebec. The Eau Claire project now contains a combined mineral resource of 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category. Gold mineralization remains open for expansion in all directions at both the Eau Claire and Percival deposits through additional drilling.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	5

Section 4: Projects overview

4.1 Indigenous community relations and environmental

The pursuit of environmentally sound and socially responsible mineral development guides Fury Gold’s activities as the Company understands the broad societal benefits that responsible mining can bring, as well as the risks that must be managed through the implementation of sustainable development practices. The Company strives to maintain high standards of environmental protection and community engagement at all its projects.

The Company considers sustainability to include the pursuit of four mutually reinforcing pillars: environmental and cultural heritage protection; social and community development; economic growth and opportunity; and cultural intelligence development for all employees. The Company assesses the environmental, social, and financial benefits and risks of all business decisions and believes this commitment to sustainability generates value and benefits for local communities and shareholders alike.

The Company’s approach to Indigenous and stakeholder engagement provides opportunities and benefits through:

■	the provision of jobs and training programs
■	contracting opportunities
■	capacity funding for Indigenous engagement
■	sponsorship of community events
■	supporting professional development opportunities, building cultural and community intelligence capacity.

The Company places a priority on creating mutually beneficial, long-term relationships with the communities in which it operates. Engagement goals include providing First Nations governments, communities, and residents with corporate and project-related information, including details of work programs, collaborative opportunities, and other activities being undertaken in the field.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	6

4.2 Quebec

Fury Gold holds 100% interests in the Eau Claire project as well as interests in seven other properties covering approximately 93,000 hectares within the Eeyou Istchee James Bay region of Quebec. This now includes a 100% interest in the Eleonore South Project. The Eastmain Mine project along with the Ruby Hill East and Ruby Hill West projects are under option to Benz Mining Corp. (“Benz Mining”) whereby Benz Mining has earned a 75% interest in those properties, by completing certain option payments and exploration expenditures, with a further option to increase Benz Mining’s holding to 100% in the Eastmain Mine property upon receipt of a final milestone payment. Benz Mining currently acts as operator and is current with regards to all option payment and expenditure obligations. The Radis project is under option to Ophir Gold Corp. (“Ophir”) whereby Ophir can earn a 100% interest in the project, subject to certain option payments being met.

4.2.1 Eau Claire

The Eau Claire project is located immediately north of the Eastmain reservoir, 10 kilometre (“km”) northeast of Hydro Quebec’s EM-1 hydroelectric power facility, 80km north of the town of Nemaska, approximately 320km northeast of the town of Matagami, and 800km north of Montreal. This property consists of map-designated claims totaling approximately 23,000 hectares. These claims are held 100% by Fury Gold and are in good standing. Permits are obtained on a campaign basis for all surface exploration, particularly trenching and drilling, undertaken on the property.

On May 14, 2024, the Company announced that it had received the results of an updated mineral resource estimate for Eau Claire which resulted in the addition of 307koz Au in the Measured and Indicated category (a 36.0% increase) and 223koz Au in the Inferred category (a 44.6% increase). The Eau Claire project now contains a combined mineral resource of 1.16Moz gold (Au) at a grade of 5.64 g/t Au in the Measured and Indicated category as well as an additional 723koz gold at a grade of 4.13 g/t Au in the Inferred Category:

Combined Mineral Resource Estimate for the Eau Claire Project

In 2024, the Company completed plans to drill approximately 3,871 metres (“m”) of Diamond Drilling at the project targeting biogeochemical anomalies within the Percival – Serendipity trend 14km to the east of Eau Claire. The 2024 drill program resulted in the discovery of high-grade gold mineralization at Serendipity with two intercepts; 3m of 12.16 g/t gold and 1m of 5.27 g/t gold separated by over 2 km of prospective stratigraphy. The 2024 drilling cost $1,800.

Percival to Serendipity trend:

The Serendipity Prospect is situated 16 km northeast of the Eau Claire Deposit and 6.5 km north northeast of the Percival Deposit along the Hashimoto Deformation Zone, which is related to the Cannard Deformation Zone, one of the primary controls on gold mineralization within the region. The planned 2024 drilling tested five robust distinct geochemical targets up to 150 times background values proximal to the regional scale Hashimoto Deformation Zone within prospective folded stratigraphy across approximately 2 km of strike length. Limited historical drilling near Serendipity intercepted 7.9 m of 1.23 g/t gold; 12.1 m of 1.38 g/t gold and 1.5 m of 4.27 g/t gold.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	7

Fury’s technical team has again proven the effectiveness of drilling biogeochemical anomalies in covered terrain within our project areas and continues to build a better understanding of the combination of pathfinder elements and structural controls on the gold mineralization along the Percival to Serendipity trend. Broad low-grade gold mineralization occurs along well-defined structural splays sub-parallel to the regional Cannard and Hashimoto Deformation Zones. Certain elemental associations, most notably Arsenic, Bismuth, and Tungsten, are proving to be important pathfinders for gold mineralization. Higher-grade gold within the broader corridor is controlled by secondary shearing and is identified by the high degree of silicification and alteration. The proximity of the main Cannard and Hashimoto Deformation Zones varies from one target to the other and Fury believes the varying degrees of deformation are an important control on both gold mineralization and the potential preservation of a sizeable, mineralized body.

The Company expects to incur approximately $35 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2024.

Eau Claire resource estimate technical report

The Eau Claire resource estimation was completed by Maxime Dupere, Geologist at SGS Geological Services (Mineral Resource Estimate Update for the Eau Claire Project, Eeyou Istchee James Bay Region of Quebec, Canada” is dated June 25, 2024, has an effective date of May 10, 2024 and filed on SEDAR+).

A NI 43-101 technical report supporting the updated mineral resource estimate was filed on June 28, 2024.

4.2.2 Eleonore South

On March 1, 2024 Fury Gold completed the purchase of Newmont Corporation’s 49.978% interest in the Eleonore South project for $3,000 consolidating Fury’s interest in the Project to 100%.

The Éléonore South property is strategically located in an area of prolific gold mineralization within the Eeyou Istchee James Bay gold camp and is locally defined by Newmont’s Éléonore mine and Sirios Resources’ Cheechoo deposit. The property has been explored over the last 12 years by the joint venture focused on the extension of the Cheechoo deposit mineralization within the portion of the Cheechoo Tonalite on the Joint Venture ground. Approximately 27,000m of drilling in 172 drill holes, covering only a small proportion of the property at the Moni and JT prospects has been completed. Notable drill intercepts include 53.25m of 4.22 g/t gold; 6.0m of 49.50 g/t gold including 1.0m of 294 g/t gold and 23.8m of 3.08 g/t gold including 1.5m of 27.80 g/t gold.

On March 5, 2024 the Company announced that it has identified a robust biogeochemical gold anomaly within the same sedimentary rock package that hosts Newmont’s Éléonore Mine at the Éléonore South project. The orientation level biogeochemical sampling survey was designed to target an interpreted fold nose within the Low Formation sediments in an area where conventional soil or till sampling was not possible due to the ground conditions. The targeted area exhibited similar geological, geophysical, and structural characteristics to those present at the nearby Éléonore Mine.

On March 20, 2024 Fury announced its intention to commence diamond core drilling operations at the Éléonore South gold project. The diamond drilling program commenced in late March and comprised approximately 2,000 metres (m) focussed on the Moni showing trend where previous drilling intercepted up to; 53.25 m of 4.22 g/t gold (Au); 6.0 m of 49.50 g/t Au including 1.0 m of 294 g/t Au and 23.8 m of 3.08 g/t Au including 1.5 m of 27.80 g/t Au, several of which remain open.

On June 4, 2024 Fury announced the results from its Spring 2024 diamond core drilling program at the Éléonore South gold project. The Spring 2024 diamond drilling program comprised 2,331 m completed in seven diamond drill holes testing 2.3 km of strike along the JT – Moni Trend. The drilling targeted 100 to 125 m downdip extensions from historical drilling. All seven drill holes intercepted anomalous gold mineralization including 137.5 m of 0.44 g/t gold and 18.7 m of 0.97 g/t from drill hole 24ES-161, 115.5 m of 0.50 g/t gold from drill hole 24ES-162 and, 28.0 m of 0.47 g/t gold from drill hole 24ES-160. The limited drilling completed confirms that the gold mineralization hosted within the Cheechoo tonalite remains open.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	8

On October 7, 2024 the Company announced the discovery of high-grade lithium outcrop on the western claim block of its 100% owned Eleonore South project in the Eeyou Istchee Territory in the James Bay region of Quebec. The outcrop sampling program targeted the historical Fliszar showing lepidolite bearing pegmatite as well as new rock exposures over an area of approximately 1000 x 500 metres (m) resulting in the collection of 34 samples. Seven samples returned high-grade values above 1.75% lithium oxide (Li2O) with a peak value of 4.67% Li2O. The Company’s focus remains on the gold prospectivity of the Eleonore South project. However, the announced lithium results provide additional exploration targets as the overall project is advanced.

In addition to the newly identified Éléonore style biogeochemical targets several gold in-till anomalies remain undrilled throughout the project. These gold in-till anomalies have similar geological and geochemical characteristics to the Cheechoo style of mineralization.

The Company completed the biogeochemical sampling program in summer 2024 with the goal of identifying drill targets to be drilled later in 2024 to early 2025. Results for the 2024 biogeochemical sampling program are pending. This work is projected to cost approximately $200.

The Company expects to incur approximately $35 annually in project maintenance costs, including certain mineral claims payments, in order to keep the properties in good standing in 2024.

4.3 Nunavut

Committee Bay

The Committee Bay project comprises approximately 250,000 hectares situated along the Committee Bay Greenstone Belt located 180km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited. The Committee Bay belt comprises one of a number of Archean-aged greenstone belts occurring within the larger Western Churchill province of northeastern Canada. The Committee Bay project is held 100% by the Company, subject to a 1% Net Smelter Return (“NSR”), and an additional 1.5% NSR payable on only 7,596 hectares which may be purchased within two years of the commencement of commercial production for $2,000 for each one-third (0.5%) of the NSR.

On October 24, 2024 the Company announced the results from the summer exploration program at its 100% Committee Bay project in the Kitikmeot Region of Nunavut. The 2024 exploration program defined three drill ready shear zone hosted targets advanced through a combination of till sampling, rock sampling and geological mapping:

o Three Bluffs Shear, where drilling in 2021 intercepted 13.93 g/t Au over 10 metres (m) (see news release dated December 1, 2021);

o Raven Shear where 7 rock samples have averaged 16.12 g/t gold; and

o Burro West where a 300 by 300 m discrete >90th percentile gold in till anomaly has been defined with a peak value of 50 ppb gold.

This work costs approximately $200.

The Company expects to incur approximately $160 in annual project maintenance costs in 2024, including certain mineral claims payments, in order to keep the property in good standing.

Committee Bay resource estimate and technical report

Three Bluffs resource estimations were completed by Bryan Atkinson, Senior Vice President of Exploration and Andrew Turner, Principal at APEX Geoscience Ltd. (see the Technical Report on the Committee Bay Project, Nunavut Territory, Canada, filed on SEDAR+ with an effective date of July 22, 2023, as amended September 11, 2023).

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	9

Section 5: Review of quarterly financial information

Three months ended:	Interest income	Net loss	Comprehensive loss	Loss per share ($/share)
September 30, 2024	$75	$4,453	$4,453	$0.03
June 30, 2024	82	3,496	3,497	0.02
March 31, 2024	82	934	935	0.01
December 31, 2023	119	4,609	4,612	0.03
September 30, 2023	162	6,650	6,649	0.05
June 30, 2023	188	3,293	3,296	0.02
March 31, 2023	121	2,661	2,662	0.02
December 31, 2022	112	2,871	2,872	0.03

5.1 Three months ended September 30, 2024 compared to three months ended September 30, 2023

During the three months ended September 30, 2024, the Company reported net loss of $4,453 and loss per share of $0.03 compared to $6,650 and loss per share of $0.05 for the three months ended September 30, 2023. The significant drivers of net loss were as follows:

Operating expenses

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Exploration and evaluation costs decreased to $2,318 for the three months ended September 30, 2024 compared to $3,839 for the three months ended September 30, 2023. The decrease resulted from a shorter drill program than in 2023, finishing the 2024 program in mid-August compared to the 2023 program that was still ongoing at the end of September 2023.

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Fees, salaries, and other employment benefits decreased to $412 for the three months ended September 30, 2024 compared to $445 for the three months ended September 30, 2023. The decrease in costs resulted from a lower headcount and lower overall average salaries compared to 2023;

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Legal and professional fees decreased to $138 for the three months ended September 30, 2024 compared to $365 for the three months ended September 30, 2023. The higher costs in 2023 were due to the various preparation and professional fees associated with the base shelf prospectus which wasn’t necessary to repeat in 2024;

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Marketing and investor relations costs decreased to $138 for the three months ended September 30, 2024 compared to $168 for the three months ended September 30, 2023. The decrease in costs was due to a reduction in consulting and advertising activities during the third quarter of 2024 as compared to the comparative period of 2023.

Other expenses (income), net

■	Net loss from associates of $1,668 primarily comprising the Company’s share of net losses of Dolly Varden, compared to $3,200 for the three months ended September 30, 2023; and

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Amortization of flow-through share premium decreased to $678 for the three months ended September 30, 2024 as a result of the extinguishment of the flow-through liability at the end of April 2024, and only raising further flow-through funds during June 2024 with a smaller program running in 2024, compared to $1,609 for the three months ended September 30, 2023.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	10

5.2 Nine months ended September 30, 2024 compared to nine months ended September 30, 2023

During the nine months ended September 30, 2024, the Company reported net loss of $8,881 and loss per share of $0.06 compared to $12,606 and loss per share of $0.09 for the nine months ended September 30, 2023. The significant drivers of net loss were as follows:

Operating expenses:

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Exploration and evaluation costs decreased to $4,794 for the nine months ended September 30, 2024 compared to $6,528 for the nine months ended September 30, 2023. The decrease resulted from a break between programs in 2024, after the initial Elenore South drill program that commenced in March wrapped up, the program at Eau Claire only started during the last part of June and concluded mid-August. In comparison, during 2023, the program started at the end of March, but had to shut down during most of June due to the wildfires but was still active at the end of September 2023;

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Fees, salaries, and other employment benefits decreased to $1,517 for the nine months ended September 30, 2024 compared to $1,842 for the nine months ended September 30, 2023. The decrease in costs resulted from lower share-based compensation expense of $694 for the first nine months of 2024 as compared to $770 for the comparative 2023 period due to a lower overall number of options issued during 2024 as compared to the comparative period in 2023, in addition to a lower headcount in 2024;

■

Marketing and investor relations costs decreased to $464 for the nine months ended September 30, 2024 compared to $555 for the nine months ended September 30, 2023. The decrease in costs was due to a reduction in marketing campaigns undertaken in the first nine months of 2024 as compared to the first nine months of 2023; and

■

Regulatory and compliance costs decreased to $170 for the nine months ended September 30, 2024 compared to $235 for the nine months ended September 30, 2023. The higher costs in the comparative period are primarily due to the filing of the prospectus in 2023.

Other expenses (income), net:

■	The other income of $566 in 2024, compared to $nil in 2023 due to the sale of fuel as it was a one off transaction;

■

Net loss from associates of $3,624 comprising the Company’s share of net losses of Dolly Varden and UMS compared to $5,334 for the nine months ended September 30, 2023. The decrease are due to Dolly Varden having lower exploration activities over the comparative periods, combined with a lower percentage holdings in Dolly Varden compared to 2023; and

■

Amortization of flow-through share premium of $1,407 for the nine months ended September 30, 2024 as compared to $2,222 for the nine months ended September 30, 2023, reflecting the smaller program at Eau Claire and Elenor South compared to 2023.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	11

Section 6: Financial position, liquidity, and capital resources

	September 30 2024	December 31 2023
Cash	$3,336	$7,313
Restricted cash	144	144
Marketable securities	2,176	1,166
Other investments (1)	2,063	-
Other assets	1,294	1,665
Mineral property interests	145,745	142,639
Investments in associates	29,341	36,248
Current liabilities	1,891	1,732
Non-current liabilities	4,682	4,569
Working capital surplus (2)	6,482	7,713
Accumulated deficit	157,932	149,054

(1)	Investment in unlisted shares of Alsym Energy Inc.

(2)	Defined as total current assets less total current liabilities

Cash flows from continuing operations:	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Cash (used in) operating activities	(3,348)	(4,281)	(6,507)	(8,721)
Cash (used in) provided by investing activities	(1,786)	472	(1,887)	832
Cash (used in) provided by financing activities	(52)	(134)	4,418	7,671

6.1 Cash flows

Operating activities:

■

During the three months ended September 30, 2024, the Company used cash of $3,348 in operating activities compared to $4,281 in 2023. The cash outflow for the current period was lower primarily due to lower exploration activities and associated costs.

■

During the nine months ended September 30, 2024, the Company used cash of $6,507 in operating activities compared to $8,721 during the nine months ended September 30, 2023. The cash outflow was lower in 2024 due to overall lower operating expenditure which was partially set off against the sale of fuel compared to 2023.

Investing activities:

■

During the three months ended September 30, 2024, the Company used cash from investing activities of $1,786, representing mostly the investment made in Alsym Energy Inc. During the three months ended September 30, 2023, the Company generated cash from investing activities of $472, representing interest received on cash deposits and the disposition of certain marketable securities.

■

During the nine months ended September 30, 2024, the Company used cash from investing activities of $1,887, representing mainly the acquisition of other investments, setting off by proceeds from the sale of some Dolly Varden shares. During the nine months ended September 30, 2023, the Company generated cash from investing activities of $832, representing interest received on cash deposits and the disposal of marketable securities.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	12

Financing activities:

■

For the three months ended September 30, 2024, cash used in financing activities of $52 were primarily for lease payments and issuance costs of the flow-through funds raised during June. For the three months ended September 30, 2023, cash used in financing activities of $134 represented lease payments made and issuance costs related to the Q1 financing.

■

For the nine months ended September 30, 2024, cash provided by financing activities of $4,418, primarily represented the net proceeds received in respect of a flow through common share (section 6.4) offering which was completed in June 2024. For the nine months ended September 30, 2023, cash provided by financing activities of $7,671, primarily represented the net proceeds received in respect of the March 2023 financing.

6.2 Contractual commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and commitments as at September 30, 2024, shown in contractual undiscounted cashflows:

	Within 1 year	2 to 3 years	Over 3 years	At September 30 2024
Accounts payable and accrued liabilities	$623	$-	$-	$623
Flow-through obligation	2,866	-	-	2,866
Undiscounted lease payments	111	-	-	111
Total	$3,600	$-	$-	$3,600

The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure all the Company’s properties remain in good standing. Cash payments of $56 and $140 were made during the three and nine months ended September 30, 2024, in respect of these mineral claims.

As well, the Company is committed to certain office rental expense in respect of shared head office premises as noted in section 8.

6.3 Summary of mineral property interests

	Quebec	Nunavut	Total
Balance at December 31, 2023	$ 122,978	$ 19,661	$ 142,639
Additions(1)	3,030	-	3,030
Change in estimate of provision for site reclamation and closure	27	49	76
Balance at September 30, 2024	$ 126,035	$ 19,710	$ 145,745

(1) On February 29, 2024, the Company, and its joint operation partner Newmont Corporation (“Newmont”), through their respective subsidiaries, closed a transaction whereby the Company acquired 100% control of the joint operation interests, the Éléonore South project, consolidating these properties into the Company’s portfolio at which time the joint venture operation was dissolved. The 49.978% that Newmont held was acquired by the Company for $3,000 while incurring $30 in transaction costs. As part of the same transaction, the Company also acquired a 10.9% interest in Sirios for $1,300 which is held as marketable securities.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	13

6.4 Capital resources

The Company proactively manages its capital resources and makes adjustments in light of changes in the economic environment and the risk characteristics of the Company’s assets. To effectively manage its capital requirements, the Company has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, including contractual commitments, taking into account its anticipated cash outflows from exploration activities and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at the date of this MD&A, the Company expects its existing capital resources to support certain planned activities for the next 12 months at the Eau Claire project and short-term contractual commitments. The Company’s ability to undertake further project expansionary plans is dependent upon the Company’s ability to obtain adequate financing in the future. While the Company has been successful at raising capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

June 2024 financing

In June 2024 the Company issued 5,320,000 flow-through shares for gross proceeds of $5,001 (“June 2024 Offering”). Share issue costs related to the June 2024 Offering totaled $442, which included $300 in commissions and $142 in other issuance costs. A reconciliation of the impact of the June 2024 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares, issued at $0.94 per share	5,320,000	$5,001
Less: flow-through share premium liability	-	(2,022)
Cash share issue costs	-	(442)
Proceeds, net of share issue costs	5,320,000	$2,537

The proceeds of the June 2024 Offering will be used for the Company’s exploration program in Quebec.

March 2023 financing

In March 2023, the Company issued 6,076,500 flow-through shares for gross proceeds of $8,750 (“March 2023 Offering”). Share issue costs related to the March 2023 Offering totaled $912, which included $525 in commissions and $387 in other issuance costs. A reconciliation of the impact of the March 2023 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares, issued at $1.44 per share	6,076,500	$8,750
Less: flow-through share premium liability	-	(3,889)
Cash share issue costs	-	(912)
Proceeds, net of share issue costs	6,076,500	$3,949

The proceeds of the March 2023 Offering was used for the Company’s exploration program in Quebec.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	14

Reconciliation of Use of funds of 2023-2024 Fundings

Fury’s stated use of proceeds for the June 2024 financing were for (i) exploration at Eau Claire, (ii) Geochemical sampling and exploration at Eleonore South.  Fury’s stated use of proceeds for the March 2023 financing were for (i) exploration at Eau Claire, (ii) regional exploration at the Percival prospect, and (iii) exploration for the Eleonore South Joint Venture.  The funds raised and the application of these funds and working capital is summarized below.

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024
Eau Claire Exploration	-	(1,620)	(3,660)	(2,570)	(76)	(456)	(1,773)
G&A expenditures	-	-	-	-	-	-	-
Total	-	(1,620)	(3,660)	(2,570)	(76)	(456)	(1,773)
Amount raised	7,926	-	-	-	-	4,565	-
2023 remaining to be spent	7,926	6,306	(2,646)	(76)	-	-	-
2024 remaining to be spent	-	-	-	-	-	(4,109)	(2,336)

The Company use of funds for the 2023-2024 financings is summarized below:

Previous Financing	Intended Use of Funds ($,000)	Actual Use of Proceeds	Variance and Impact on Business Objectives and Milestones
June 2024 Financing: • Issuance of 5,320,000 “flow-through” Common Shares for net proceeds of $4,565	• $2,500 for exploration on Eau Claire Project • $2,000 to $2,500 for exploration at Eleonore South	Work started on both Eau Claire and Eleonore South at the end of Q2 2024	No variance. Planned exploration programs are to be completed in subsequent fiscal quarters.
March 2023 Financing • Issuance of 6,076,500 “flow-through” Common Shares for net proceeds of $7,926	• $3,000 to $5,000 for exploration on Eau Claire Project • $2,500 to $3,500 for regional exploration at the Percival prospects • $1,000 for exploration at the Eleonore South Joint Venture	Applied to exploration for the Eau Claire Project, regional projects and Eleonore South.	No variance. Planned exploration programs were completed in line with its intended use for the various projects.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	15

Exercise of share options and warrants

During the three months ended September 30, 2024, there were no exercises of share options and warrants.

As at September 30, 2024, the share options and warrants outstanding were as follows:

	Share options outstanding			Share options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.53 – $1.00	4,050,506	0.82	3.25	3,715,881	0.83	3.17
$1.00 – $1.85	3,083,100	1.10	2.51	2,858,100	1.11	2.49
$2.05	1,630,000	2.05	1.31	1,520,000	2.05	1.31
	8,763,606	1.15	2.63	8,093,981	1.16	2.58

Expiry date	Warrants outstanding	Exercise price ($/share)
October 6, 2024	5,085,670	1.20
October 12, 2024	2,375,780	1.20
Total	7,461,450	1.20

As at November 12, 2024, there were 8,763,606 share options with a weighted average exercise price of $1.15 and nil warrants outstanding.

Capital structure

Authorized: Unlimited common shares without par value.Unlimited preferred shares – nil issued and outstanding.

Number of common shares issued and outstanding as at September 30, 2024: 151,506,073

Number of common shares issued and outstanding as at November 12, 2024:  151,506,073

Section 7: Financial risk summary

As at September 30, 2024, the Company’s financial instruments consist of cash, marketable securities, other investments, accounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments, other than the marketable securities and other investments, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, representing investments held in publicly traded entities, were classified as level 1 of the fair value hierarchy and measured at fair value using their quoted market price at period end. The Company’s other investments, representing investments held in private entities, were classified as level 3 of the fair value hierarchy and measured at fair value based on observable inputs.

The Company’s financial instruments are exposed to certain financial risks, primarily liquidity risk, credit risk and market risk, including price risk. Details of the primary financial risks that the Company is exposed to are available in the notes to the Company’s interim consolidated financial statements for the three and nine months ended September 30, 2024.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	16

Section 8: Related party transactions and balances

8.1 UMS:

The Company owns 25% of the shares of Universal Mineral Services Ltd (“UMS “) with the other 75% owned by three other mineral exploration companies. UMS is the private company through which its shareholders, including Fury Gold, share geological, financial, and transactional advisory services as well as administrative services on a full, cost recovery basis. This allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing 180 days notice.

All transactions with UMS have occurred in the normal course of operations, and all amounts owing to or from UMS are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Exploration and evaluation costs	$50	$131	$160	$713
General and administration	52	123	244	584
Total transactions for the period	$102	$254	$404	$1,297

The outstanding balance owing at September 30, 2024, was $50 (December 31, 2023 – $103) which is included in accounts payable and accrued liabilities.

As part of the UMS arrangement, the Company is contractually obliged to pay certain rental expenses in respect of a ten-year office lease entered into by UMS on July 1, 2021. As at September 30, 2024, the Company expects to incur approximately $101 in respect of its share of future rental expense of UMS for the remaining 6.75 years.

The Company issues share options to certain UMS employees, including key management personnel of the Company. The Company recognized a share-based compensation expense of $1 and recovery of $3 for the three and nine months ended September 30, 2024 in respect of share options issued to UMS employees (September 30, 2023 - $45 and $293)

8.2 Key management personnel

Key management personnel include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer. The remuneration of the Company’s key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Short-term benefits provided to executives(a)	$209	$196	$642	$708
Directors’ fees paid to non-executive directors	39	73	123	209
Share-based compensation	160	119	704	682
Total	$408	$388	$1,469	$1,599

(a) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statements of financial position, and other annual employee benefits.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	17

Section 9: Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the three and nine months ended September 30, 2024, the Company applied the material accounting policy information and critical accounting estimates and judgements disclosed in notes 3 and 5 of its consolidated financial statements for the year ended December 31, 2023.

Application of new and revised accounting standards

On October 31, 2021, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The adoption of the new standard did not impact the financial statements of the Company.

On May 25, 2023, the IASB issued the final amendments to IAS 7 and IFRS 7 which address the disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The amendments to IAS 7 are effective for annual periods beginning on or after January 1, 2024 with earlier application permitted. The adoption of the new standard did not have an impact on the financial statements of the Company.

On September 22, 2022, the IASB issued "Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)" with amendments that clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and earlier application is permitted. The adoption of the new standard did not have an impact on the financial statements of the Company.

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2024. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company's consolidated financial statements once adopted.

On May 30, 2024, the IASB issued 'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)' to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 'Financial Instruments'. The amendments are effective for reporting periods beginning on or after 1 January 2026. The Company is currently evaluating the impact of the new standard on its financial statements.

On 9 April 2024, the IASB issued a new standard, called “IFRS 18 — Presentation and Disclosure in Financial Statements”, which applies to an annual reporting period beginning on or after 1 January 2027. IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. The Company is currently evaluating the impact of the new standard on its financial statements.

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	18

Section 10: Controls and procedures

Disclosure controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. As of December 31, 2023, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the CEO and CFO, of the effectiveness of the Company's DC&P, as defined in the applicable Canadian and U.S. securities laws. Based on that evaluation, the CEO and CFO concluded that such DC&P are effective as of December 31, 2023. No changes have occurred in the Company’s DC&P during the nine months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

■	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

■

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

■

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company assets, or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

The Company's management, including the Company’s CEO and CFO, assessed the effectiveness of the Corporation's ICFR as of December 31, 2023, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2023, the Company's ICFR was effective. No changes have occurred in the Company’s ICFR during the nine months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases, and other information are available on SEDAR+ at www.sedarplus.com.

On behalf of the Board of Directors,

“Forrester A. (“Tim”) Clark”

Forrester A. (“Tim”) Clark

Chief Executive Officer

November 12, 2024

Fury Gold Mines Limited Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2024 (Amounts expressed in thousands of Canadian dollars, unless otherwise noted)	19